Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Nine Months Ended September 30,
	2013	2012
Earnings:
Income before income taxes	$4,242	$3,903
Add:
Interest and other fixed charges, excluding capitalized interest	536	460
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	143	148
Distributed income of investees accounted for under the equity method	5	5
Amortization of capitalized interest	1	1
Less:
Equity in earnings of investments accounted for under the equity method	10	10
Total earnings available for fixed charges	$4,917	$4,507
Fixed charges:
Interest and fixed charges	$559	$478
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	143	148
Total fixed charges	$702	$626
Ratio of earnings to fixed charges	7.00x	7.20x

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